UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin

Title: General Manager

FOR IMMEDIATE RELEASE

Bladex acts as Joint Lead Arranger of a US$150 million, senior unsecured amortizing term loan for Banco de Costa Rica (“BCR”)

Panama City, Republic of Panamá, January 11, 2017 – Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced today the recent closing of a US$150 million, senior unsecured, amortizing term loan facility (the “Facility” or the “Loan”) in favor of Banco de Costa Rica.

Established in 1877 and owned by the government of Costa Rica since 1948, BCR is the oldest bank in Costa Rica and, currently, the second largest bank in terms of assets, with a 20% market share.

The Facility was structured as a club deal between Bladex and Credit Suisse, which together acted as Joint Lead Arrangers. Bladex is also the Administrative Agent under the Facility.

The proceeds of the Facility will be used for trade-related purposes and to refinance certain existing indebtedness. Additionally, this transaction broadens BCR’s funding base.

Bladex is a multinational bank originally established in 1979 by the central banks of Latin-American and Caribbean countries in order to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, also counts with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

For further information, please access Bladex’s website at www.bladex.com or contact:

Irma Garrido Arango - Senior Vicepresident, Corporate Development and Investor Relations

E-mail address: igarrido@bladex.com, Tel.: (+507) 210-8559

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama